UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 UNDER

THE SECURITIES EXCHANGE ACT OF 1934

For the month of December, 2018

EMPRESA DISTRIBUIDORA Y COMERCIALIZADORA NORTE S.A. (EDENOR)

(DISTRIBUTION AND MARKETING COMPANY OF THE NORTH )

(Translation of Registrant's Name Into English)

Argentina

(Jurisdiction of incorporation or organization)

Av. del Libertador 6363,

12th Floor,

City of Buenos Aires (A1428ARG),

Tel: 54-11-4346-5000

(Address of principal executive offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F  X     Form 40-F

(Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes          No  X

(If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-             .)

Autonomous City of Buenos Aires, December 4th, 2018

GAL Note N°179/18

Messrs.

COMISIÓN NACIONAL DE VALORES

Argentine Securities and Exchange Commission

25 de Mayo 175

Issuers´ Sub-Management Office

BOLSA DE COMERCIO DE BUENOS AIRES

Argentine Stock Exchange

Sarmiento 299

Ref:     Material Fact. Acquisition of company's own shares

Dear Sirs,

I hereby address you on behalf of Empresa Distribuidora y Comercializadora Norte S.A. (EDENOR) (the “Company”) in accordance with the regulations in force in order to inform that the Company’s Board of Director in its meeting held today approved the Acquisition of company's own shares pursuant to section 64 of Law 26.831 and the regulations of the Argentine Securities and Exchange Commission (CNV).

In order to reach said decision, the Board of Directors has considered that there is a difference between the value of Company’s assets and the stock price of shares in the market which does not reflect the value nor the economic reality of these at present or its potential in the future, thus resulting in a loss of the interest of the Company’s shareholders. Likewise, the Board of Directors took into consideration the availability of the funds of the Company and that the mentioned acquisition would not impact on its solvency, and having for such purpose the reports issued by independent accountants, from the Statutory Commission and the Audit Committee.

The terms and conditions approved by the Board of Directors for the acquisition of company's own shares are detailed below:

1. Purpose: Contribute to the reduction of the gap between the Company’s value based on its assets value and the Company’s value based on its assets quotation price, aimed at contributing to the Company’s strengthening in the market, by applying the solvency of the Company effectively.

2. Maximum investing amount: up to $800.000.000 (pesos eight million) without exceeding the limits set forth under Section 6 below.

3. Maximum number of shares or maximum percentage over capital stock subject to the acquisition: portfolio equity shall not exceed, jointly, the limit of 10% of capital stock (currently, the Company’s share portfolio includes 20.439.747 Class B shares, equivalent to the 2,2549% of capital stock.

4. Daily limit for transactions in the Argentine market: pursuant to Law 26.831, it shall be up to 25% the daily transaction average volume of shares during the previous 90 (ninety) working days.

5. Stock price: up to a maximum of US$ 30 for ADR in the New York Stock Exchange or the amount equivalent to US$ 1,5 per share on the Argentine stock exchange and Mercados Argentinos S.A., taking as a reference the closing exchange rate on the day prior to the transaction.

6. Source of funds: acquisitions shall be performed with net profits. In accordance with Article 12, Section II, Chapter I, Title II, at present the Company’s solvency is sufficient to carry out the mentioned acquisitions without impacting on the Company’s solvency, as evidenced in the Quarterly Financial Statements at September 30th, 2018 approved by the Board of Directors in the meeting held last November 8th.

7. Term in which acquisitions shall be performed:  the Company shall acquire shares for a term of 120 (one hundred and twenty) calendar days, counting as of the working day after the date the Company published its decision to acquire its own shares, subject to any term renewal or extension decided by the Board of Directors, which would be informed to the general investing public by the same means.

8. Internal communication: it shall be informed to directors, auditors and chief managers that due to the decision of the Company to acquire its own shares, they shall not sell shares for which they hold title or administer directly or indirectly, during the corresponding term.

|

Carlos D. Ariosa

Attorney-in-fact

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Empresa Distribuidora y Comercializadora Norte S.A.

By:	/s/ Leandro Montero
Leandro Montero
Chief Financial Officer

Date: December 7 , 2018